# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

### December 23, 2008

### ORDER GRANTING CONFIDENTIAL TREATMENT
### UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Qnective, Inc.
### File No. 0-51915 - CF#22894

_____

Qnective, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2008.

Based on representations by Qnective, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1         through September 25, 2011

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:


Kathleen Krebs
Special Counsel